SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 4
                                       TO
                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                             WANG LABORATORIES, INC.
                            (Name of Subject Company)

                   GETRONICS NV                   GETRONICS ACQUISITION, INC.
                                    (Bidders)

    Common Stock, par value $0.01 per share (including theassociated rights) 41/2% Series A Cumulative Convertible Preferred Stock, par value $0.01 per share 61/2% Series B Cumulative Convertible Preferred Stock, par value $0.01 per share Depositary Shares (each representing a 1/20th interest in a share of 6 1/2%
                Series B Cumulative Convertible Preferred Stock)
                         Common Stock Purchase Warrants
                          Special Common Stock Warrant
                         (Title of Class of Securities)

Common Stock: 93369N109                  Depositary Shares: 93369N208, 93369N604
Series A Preferred Stock: N/A          Common Stock Purchase Warrants: 93369N117
Series B Preferred Stock: N/A           Special Common Stock Warrant: N/A
                      (CUSIP Number of Class of Securities)

                               S.A. van Maasakker
                                  Getronics NV
                                   Donauweg 10
                                1043 AJ Amsterdam
                                 The Netherlands
                               011-31-20-586-1412
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                    Copy to:
                               John M. Reiss, Esq.
                                White & Case LLP
                           1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200

                                 SCHEDULE 14D-1

CUSIP No.   Common Stock: 93369N109
            Series A Preferred Stock: N/A
            Series B Preferred Stock: N/A
            Depositary Shares: 93369N208, 93369N604
            Common Stock Purchase Warrants: 3369N117
            Special Common Stock Warrant: N/A


-------------------- -----------------------------------------------------------
1.                   NAME OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                     Getronics NV
-------------------- -----------------------------------------------------------
2.                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                (a) [ ]
                                (b) [ ]
-------------------- -----------------------------------------------------------
3.                   SEC USE ONLY
-------------------- -----------------------------------------------------------
4.                   SOURCE OF FUNDS
                        BK; WC
-------------------- -----------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) [ ]
-------------------- -----------------------------------------------------------
6.                   CITIZENSHIP OR PLACE OF ORGANIZATION
                              The Netherlands
-------------------- -----------------------------------------------------------
7.                   AGGREGATE AMOUNT BENEFICALLY OWNED
                     BY EACH REPORTING PERSON
                            0
-------------------- -----------------------------------------------------------
8.                   CHECK IF THE AGGREGATE AMOUNT IN ROW(7)
                     EXCLUDES CERTAIN SHARES [ ]
-------------------- -----------------------------------------------------------
9.                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                            0.0%
-------------------- -----------------------------------------------------------
10.                  TYPE OF REPORTING PERSON
                            CO
-------------------- -----------------------------------------------------------

                                 SCHEDULE 14D-1

CUSIP No.   Common Stock: 93369N109
            Series A Preferred Stock: N/A
            Series B Preferred Stock: N/A
            Depositary Shares: 93369N208, 93369N604
            Common Stock Purchase Warrants: 93369N117
            Special Common Stock Warrant: N/A


-------------------- -----------------------------------------------------------
1.                   NAME OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                     Getronics Acquisition, Inc.
-------------------- -----------------------------------------------------------
2.                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                (a) [ ]
                                (b) [ ]
-------------------- -----------------------------------------------------------
3.                   SEC USE ONLY
-------------------- -----------------------------------------------------------
4.                   SOURCE OF FUNDS
                        AF
-------------------- -----------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) [ ]
-------------------- -----------------------------------------------------------
6.                   CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
-------------------- -----------------------------------------------------------
7.                   AGGREGATE AMOUNT BENEFICALLY OWNED
                     BY EACH REPORTING PERSON
                            0
-------------------- -----------------------------------------------------------
8.                   CHECK IF THE AGGREGATE AMOUNT IN ROW(7)
                     EXCLUDES CERTAIN SHARES [ ]
-------------------- -----------------------------------------------------------
9.                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                            0.0%
-------------------- -----------------------------------------------------------
10.                  TYPE OF REPORTING PERSON
                            CO
-------------------- -----------------------------------------------------------

     This amendment No. 4 amends and supplements the Schedule 14D-1 filed on May 10, 1999, as amended, relating to the offer by Getronics Acquisition, Inc., a company organized under the laws of Delaware and a wholly-owned subsidiary of Getronics NV, a public company with limited liability incorporated under the laws of The Netherlands with its corporate seat in Amsterdam, to purchase for cash (i) all of the issued and outstanding shares of common stock (including the associated rights), par value $0.01 per share (the "Common Stock"), of Wang Laboratories, Inc., a company organized under the laws of Delaware (the "Company"), at a price of $29.25 per share, net to the seller in cash, without interest thereon, (ii) all of the issued and outstanding shares of 4 1/2% Series A Cumulative Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock") of the Company, at a price of $1,271.73 per share, net to the seller in cash, without interest thereon, (iii) all of the issued and outstanding shares of 6 1/2% Series B Cumulative Convertible Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock") of the Company, at a price of $1,101.71 per share, net to the seller in cash, without interest thereon, (iv) all of the issued and outstanding depositary shares, each representing a 1/20th interest in a share of Series B Preferred Stock (the "Depositary Shares") of the Company, at a price of $55.05 per share, net to the seller in cash, without interest thereon, (v) all of the issued and outstanding warrants (other than the Special Common Stock Warrant) to purchase shares of Common Stock (the "Common Stock Purchase Warrants") of the Company, at a price of $7.80 per Common Stock Purchase Warrant, net to the seller in cash, without interest thereon and (vi) the issued and outstanding warrant to receive a certain number of shares of Common Stock upon exercise thereof (the "Special Common Stock Warrant") of the Company, at a price of $6,250,000, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 1999 (the "Offer to Purchase"), and in the related Letters of Transmittal and Notices of Guaranteed Delivery.

Item 4.  Source and Amount of Funds or Other Consideration.

     Item 4(b) is hereby amended to add at the end thereof the following:

     Section 9 - "Source and Amount of Funds" of the Offer to Purchase is amended to delete the first paragraph thereof and add the following paragraphs in lieu thereof:

     "The Offer is not conditioned upon any financing arrangements. The amount of funds required by the Purchaser to purchase all of the outstanding Offer Securities pursuant to the Offer and to pay related fees and expenses is expected to be approximately $1.82 billion. The Purchaser intends to obtain such funds from Parent and/or one or more of its affiliates, which will obtain such funds from cash on hand, proceeds from a convertible preferred stock offering by Parent completed in April of 1999 and through a loan facility (the "Credit Facility") to be provided by ABN AMRO Bank N.V., ING Bank N.V. and certain other financial institutions (the "Banks"). The negotiations for the Credit Facility are substantially completed and the Credit Facility is expected to have the following terms. The Credit Facility provides for a multicurrency term loan facility ("Term Loan Facility") in an aggregate amount of NLG 3,000,000,000 or its equivalent and a multicurrency revolving loan facility ("Revolving Loan Facility") in an aggregate amount of NLG 1,000,000,000 or its equivalent. The Term Loan Facility is intended to be used to finance the Purchaser's acquisition of the Company, and the Revolving Loan Facility is intended solely to be used to refinance a maximum of $500,000,000 of the $500,000,000 facility made available to the Company pursuant to a Credit Agreement dated March 13, 1998 between the Company, Bankers Trust Company, National Westminster Bank PLC, Lehman Commercial Paper, Inc. and certain other financial institutions party thereto from time to time. The Credit Facility will expire 364 days after execution of the agreement evidencing the Credit Facility. Borrowings under the Credit Facility will bear interest at the rate of LIBOR/EURIBOR plus (i) 100 basis points per annum up to and including September 29, 1999, (ii) 125 basis points per annum from September 30, 1999 to and including December 30, 1999 and (iii) 125 basis points per annum from and after December 31, 1999, if a minimum of NLG 2,000,000,000 has been raised in equity and the proceeds of such issue(s) have been used to reduce the total commitments under the Credit Facility accordingly by close of business in Amsterdam on December 31, 1999, or 175 basis points per annum if the total commitments under the Credit Facility at the close of business in Amsterdam on December 30, 1999 are (a) more than NLG 2,000,000,000 or (b) less than NLG 2,000,000,000 other than in accordance with this sub-clause (iii).

     The Credit Facility will be secured by certain assets of the borrowers under the Credit Facility and certain of their subsidiaries. The Credit Facility contains certain restrictions on, among other things, the making of loans, guarantees and investments and incurring certain financial indebtedness by Parent and certain of its subsidiaries (including the Company and its subsidiaries after the date when the Purchaser accepts for payment and pays for the Offer Securities tendered and not withdrawn prior to the Expiration Date). The Credit Facility also contains certain events of default including: (i) the insolvency and rescheduling of indebtedness in certain cases of the borrowers and the guarantors under the Credit Facility; (ii) changes in the character of their business; and (iii) the change in control of Parent. While the parties thereto have not yet executed the Credit Facility, the form of the Credit Facility which the parties expect to execute is filed as an exhibit to this amendment no. 4 to the Schedule 14D-1 filed with the Commission in connection with the Offer. The foregoing summary of the Credit Facility is qualified in its entirety by reference to the text of this exhibit. Following execution and delivery of the Credit Facility, the Credit Facility may be inspected at, and copies may be obtained from, the same places and in the manner set forth in
Section 7--"Certain Information Concerning the Company".

Item 11. Material to be Filed as Exhibits.

     Item 11 is hereby amended and supplemented by adding the following:

     (a)(13) NLG 4,000,000,000 Multicurrency Bridge Facility Agreement, between ABN Amro Bank N.V. and ING Bank N.V., as Arrangers, ABN Amro Bank N.V. as Facility Agent and Security Agent, certain other financial institutions and Getronics N.V., Emea B.V., Americas B.V. and certain other subsidiaries of Getronics N.V.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 3, 1999                         GETRONICS NV

                                              By:/s/ J.L. Docter
                                                 -------------------------------
                                                 Name:   J.L. Docter
                                                 Title:  Chief Financial Officer

Dated:  June 3, 1999                          GETRONICS ACQUISITION, INC.

                                              By:/s/ J.L. Docter
                                                 -------------------------------
                                                 Name:   J.L. Docter
                                                 Title:  Treasurer